

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2012

Via E-mail
Scott Shepherd
Chief Financial Officer
Boomerang Systems, Inc.
30 B Vreeland Road
Florham Park, New Jersey 07932

Re: **Boomerang Systems, Inc.**
 Amendment No. 1 to Registration Statement on Form S-1
 Filed March 1, 2012
 File No. 333-179226

Dear Mr. Shepherd:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your response to prior comment 1; however, you have disclosed on the prospectus cover a range of prices at which your warrants will be sold. Please address the third sentence of prior comment 1 which sought disclosure on the prospectus cover of the fixed price at which your securities will be sold. Also, revise your "Plan of Distribution" section accordingly.

2. As we noted in prior comment 1, we would not object if you elected to disclose that the selling security holders would sell at the disclosed fixed price until the securities are quoted on the OTC Bulletin Board. However, you added disclosure that the selling security holders will sell at the disclosed fixed price until the securities are quoted on "another quotation platform..." Therefore, your disclosure is insufficient to satisfy your disclosure obligation regarding the price

at which the securities will be sold. Please revise the disclosure on your prospectus cover and in your "Plan of Distribution" section accordingly.

Use of Proceeds, page 4

3.   Please note that prior comment 3 sought disclosure in the prospectus summary regarding how you intend to use any cash that you receive from the exercise of the warrants. Please revise your summary accordingly. In addition, because you now disclose on page 21 multiple uses of proceeds, please provide in an appropriate section of your prospectus all related disclosure required by Regulation S-K Item 504, including the approximate amount intended to be used for each purpose and the information required by Instruction 3 to Item 504.

Exhibit 5.1

4.   Please tell us the reasons for the differences between the number of securities mentioned here and the numbers mentioned in the fee table of your registration statement

5.   The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) must be based on all material facts, not just the "document examination described" in an opinion. Please file a revised opinion accordingly.

6.   The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) may not assume material facts, facts that are readily ascertainable or conclusions of law that are a necessary requirement of the ultimate legality opinion. Please file an opinion that does not assume "due authorization of all documents and records examined," or tell us why you believe the assumption is appropriate.

7.   With a view toward obtaining a clarified opinion, please tell us why the qualifications in clause (c) in the second paragraph on page 2 of the opinion are necessary and appropriate given the last paragraph on page 2 of the opinion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.   We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Brad L. Shiffman